          This CONSULTING AGREEMENT effective March 10, 2003

BETWEEN:	RESPONSE BIOMEDICAL CORP., a company incorporated in the Province of British Columbia and having an office at 8855 Northbrook Court, Burnaby, British Columbia V5J 5J1

(“Response”)

AND:	REED SIMMONS, of 19808 98th Ave SE, Snohomish, Washington, 98296

(the “Consultant”)

WITNESSES THAT WHEREAS:

Response is involved in the research and commercialization of cost-effective and market-driven point-of-care testing systems;

The Consultant has certain skills and expertise which Response wishes to engage; and

The Consultant is an independent contractor, engaged pursuant to a contract for services, and not an employee of Response;

THEREFORE in consideration of the recitals, the following representations and covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1.	ENGAGEMENT AND DURATION

1.1.	Response hereby engages the services of the Consultant as “Vice President, Manufacturing” and the Consultant hereby accepts such engagements and agrees to perform the services to the best of his ability and in accordance with the terms and conditions of this Agreement.

1.2.	Response shall engage the Consultant commencing on March 10, 2003 and terminating on April 30, 2003 (the “Termination Date”).

1.3.	The term of this Agreement may be extended with the written mutual agreement of the parties at any time.

2.	DUTIES

2.1.	The Consultant shall, pursuant to this Agreement, perform such duties as requested from time to time by the Executive Vice-President of Response.

2.3.	The Consultant shall report directly to the Executive Vice-President of Response. Upon the agreement of the Consultant, he may also report to such other person(s) as the Executive Vice-President of Response shall direct from time to time.

2.4.	The Consultant will, subject to the terms of this Agreement, comply promptly and faithfully with Response’s reasonable instructions, directions, requests, rules and regulations and commit sufficient time to reasonably ensure that the Company meets its corporate objectives. Notwithstanding the foregoing, the Consultant agrees to be on-site at the premises of Response at least two days per week.

3.	REMUNERATION AND BENEFITS

3.1	FEES

3.1.1
For services provided by the Consultant from March 10, 2003 until the Termination Date, the Consultant will be paid a monthly retainer for services in the amount of US$6,500. The Consultant will present an invoice to Response on or about the end of each calendar month until the expiration of this Agreement or its prior termination, and Response will satisfy the account as presented by payment to the Consultant within 7 days of the presentation of the account.

3.1.2	In addition to the fees above, the Consultant shall be entitled to participate in any bonus incentive plan enacted by the Company.

3.2.	OPTIONS

3.2.1
As further consideration of the services provided by the Consultant, the Company shall grant the Consultant a stock option in accordance with policies of the Canadian Venture Stock Exchange and Response’s Stock Option Plan as follows:

(a)
an option granted May 1, 2003 to purchase up to a total of 100,000 common shares of Response at a price of $0.50 and set to expire on April 30, 2005 and vesting 25% upon grant, and an additional 25% vesting in each of the three subsequent 6 month periods.

3.3.	REIMBURSEMENT OF EXPENSES

3.3.1.
Within 30 days of the presentation of receipts to Response by the Consultant, Response shall reimburse the Consultant for all reasonable expenses incurred by the Consultant in the performance of his duties pursuant to this Agreement.

4.	RESTRICTIVE COVENANTS

4.1.	NON-COMPETITION

4.1.1.	During the term of this Agreement and for twelve months following the termination or expiration of this Agreement, the Consultant shall not:

(a) own or have any interest directly in;

(b) act as an officer, director, agent Consultant or consultant of;

(c)
assist in any way or in any capacity, any person, firm, association, partnership, corporation or other entity which is focused on the research and commercialization of quantitative lateral flow point-of-care testing systems for human, veterinary, food safety or environmental markets, or is otherwise engaged in a business that is substantially similar to and/or competes with the business then engaged in by Response (the “Competitive Entity”), in any province of Canada or any state of the United States where Response engages in such business.

4.1.2.	The restriction set out in subparagraph 4.1.1(a) above shall not apply to the Consultant’s ownership of less than ten percent (10%) of the securities of any Competitive Entity.

4.1.3.
The Consultant acknowledges that the restrictions contained in this Section 4.0 are reasonable; however, in the event that any court should determine that any of the restrictive covenants contained in subparagraph 4.1.1 or 4.1.2 of this Agreement, or any part thereof, are unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

4.2.	CONFIDENTIALITY

4.2.1.
The term “Confidential Information” means any and all information concerning any aspect of Response not generally known to persons other than those associated with Response including, but not limited to, clinical data, concepts, processes and techniques, trade secrets, business strategies and financial information. Response may disclose, in writing or orally, to the Consultant certain Confidential Information. These disclosures will be directed primarily to the subject of research and commercialization of quantitative lateral flow point-of-care testing systems for human, veterinary, food safety and environmental markets, but may also include proprietary and Confidential Information relating generally to development of RAMP.

4.2.2
The Consultant acknowledges and agrees that the Confidential Information is disclosed to the Consultant in the strictest confidence and any Confidential Information disclosed to the Consultant in any form whatsoever is and shall be considered confidential and proprietary information of Response.

4.2.3.	Except as authorized by Response, the Consultant will not:

	(a)	duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Confidential Information;

	(b)	use the Confidential Information without the prior written consent of Response; or

	(c)	incorporate, in the whole or in part, within any domestic or foreign patent application any proprietary or Confidential Information disclosed by Response.

4.2.4.
The Consultant will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized person(s), and will exercise at least the same degree of care used to protect the Consultant’s own Confidential Information.

4.2.5.
Any and all notes, diagrams, reports, notebook pages, memoranda, and like materials and chemical, and biological materials received from Response and any copies or excerpts thereof containing proprietary or Confidential Information will remain the property of Response and will, upon the request of Response, be promptly returned to Response.

4.2.6.	The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

	(a)	is or later becomes publicly known under circumstances involving no breach of this Agreement by the Consultant;

	(b)	is already known to the Consultant at the time of receipt of the Confidential Information; or

	(c)	is lawfully made available to the Consultant by a third party.

4.2.7.
No patent rights or licenses are granted by this Agreement. The disclosure of Confidential Information under this Agreement shall not result in any obligation for either party to grant any rights in its patent rights or Confidential Information, and no other obligations of any kind are assumed by or implied against either party, except for as stated in this Agreement.

4.2.8.	The provisions of Section 4.2 shall survive the termination of this Agreement.

4.3.	DELIVERY OF RECORDS

4.3.1.
Upon the termination of the Consultant’s engagement with the Company, the Consultant will deliver to the Company all books, records, lists, brochures and other property belonging to the Company or developed in connection with the business of the Company.

5.	OWNERSHIP OF WORK PRODUCT

5.1.
Any and all know-how, ideas, discoveries, inventions, improvements, formula, methods, processes, systems, plans and any other knowledge or information of a technical or scientific nature or of a business nature pertinent to Response’s scientific or business interests whether protectable as industrial or intellectual property right or not, which the Consultant may conceive develop or acquire whether solely or jointly with any other party in furtherance of the engagement with Response will be the sole and exclusive property of Response; however, Response agrees to name the Consultant as the inventor on any patent applications made as a result of work performed by him under this Agreement, provided that all such patent applications are assigned to Response.

6.	TERMINATION

6.1.	Response may terminate the Consultant’s engagement under this Agreement:

(a)
at any time if there is a material breach or default of any term of this Agreement by the Consultant if such material breach or default has not been remedied to the satisfaction of Response within 1 working day after written notice of the material breach or default has been delivered by Response to the Consultant; and

(b) at any time by providing 30 days notice in writing.

6.2.	The Consultant may terminate its obligations under this Agreement:

(a) at any time by providing 30 days notice in writing; and

(b)
upon a material breach or default of any term of this Agreement by Response if such material breach or default has not been remedied to the satisfaction of the Consultant within fifteen (15) working days after written notice of the material breach or default has been delivered by the Consultant to Response.

6.3.
The rights of Response and the Consultant under this section 6.0 are in addition to and not in derogation of any other remedies which may be available to the Company or the Consultant at law or in equity.

6.4
In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the Commercial Arbitration Act then in effect in British Columbia

7.	WAIVER

7.1.
No consent or waiver, express or implied, by any party to this Agreement of any breach or default by the other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

8.	NOTICES

8.1.
Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement, any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.

8.2.	Each party to this Agreement may change its address for the purpose of this section by giving written notice of such change in the manner provided for in section 8.1.

9.	APPLICABLE LAW

9.1.
This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

10.	SEVERABILITY

10.1.
If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including any such part, parts portion which may, for any reason, be hereafter declared invalid.

11.	ENTIRE AGREEMENT

11.1.
Other than the stock option agreement referred to in Section 3.2.1, this Agreement constitutes the entire agreement between the parties hereto. There are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. The Agreement cannot be amended or supplemented except by a written agreement executed by both parties hereto.

12.	NON-ASSIGNABILITY

12.1.	This Agreement shall not be assigned by either party to this Agreement without the prior written consent of the other party to this Agreement.

13.	BURDEN AND BENEFIT

13.1.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

14.	TIME

14.1.	Time is of the essence of this Agreement.

IN WITNESS WHEREOF the Subscriber has duly executed this subscription as of the date set out on the first page of this Agreement.

RESPONSE BIOMEDICAL CORP.	REED SIMMONS

"William Radvak"	"Reed Simmons"
Authorized Signatory